UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

Annual Report Pursuant to Regulation A of the Securities Act of 1933

For the fiscal year ended December 31, 2019

Money With Meaning Fund, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10961

Delaware	82-1462270
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

300 S Orange Ave, Suite 1000 Orlando, Florida 32801	407-378-6868
(Address of principal executive offices)	Issuer’s telephone number, including area code

PART II

Preliminary Statement Regarding Late Filing of Annual Report

We are filing this annual report on Form 1-K late in reliance on the temporary relief from ongoing reporting requirements provided in paragraph (f) of 17 CFR §230.257. Like most businesses, our operations have been impacted by the coronavirus infection in the community and steps taken to avoid it. We have reduced staffing in our central offices and some of our administrative employees have been working from home or have been furloughed. Accordingly, our ability to close and reconcile monthly, quarterly and annual financial records has been impaired. In addition, similar circumstances have occurred at the offices of our independent accountants and auditors. Between these two systematic impairments, we have found it impossible to provide properly reviewed financial statements quickly enough to file our SEC reports timely.

Forward-Looking Statements

The term “forward-looking statements” means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like “we anticipate,” “we believe,” “we expect,” “we intend,” “we plan to,” “this might,” “we will” or similar expressions.

Because we are talking about a new business, most of the things we say are forward-looking statements. In fact, everything we say is a forward-looking statement, other than statements of historical fact.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events. Many of these events are outside our control.

Consequently, the actual result of investing in the Company could (and almost certainly will) differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law.

Item 1. Business

Money With Meaning Fund, LLC, which we refer to in this form as “Company” (and sometimes as “we”, “us” or “our”), was formed to invest in (buy) non-performing mortgage loans, meaning loans that are secured by a mortgage on real estate (typically a single-family residential property) and delinquent in payment.

After we buy a loan, we typically reach out to the homeowner to achieve a speedy resolution that is acceptable both to the homeowner and to us. Depending on a number of factors, one of four things typically happens:

1) The homeowner is able to refinance the loan and stay in the house.

2) Without refinancing, we accept a discounted lump sum for the loan and the homeowner stays in the house.

3) We modify the terms of the loan and the homeowner stays in the house.

4) Where the homeowner cannot afford to stay in the house, we take ownership of the house (usually on a consensual basis, but sometimes through foreclosure) and sell it.

We make a profit if our revenue – the proceeds we receive from the sale or other dispositions of loans, the proceeds we receive from selling houses, and any loan payments we receive from homeowners along the way – exceeds the price we paid for the loans in the first place, after subtracting all our expenses (e.g., loan servicing costs and management and legal fees).

Apart from making a profit, we try to achieve socially meaningful goals, including:

●	Give low-to-moderate-income Americans the security and stability of home ownership.
●	Increase social awareness of this mission.
●	Strengthen neighborhoods.
●	Create value that can pass from generation to generation.
●	Make the system work, or at least work better, for those of moderate means.
●	Create a viable business model demonstrating that capitalism doesn’t have to be cruel.
●	Give our investors a channel to benefit financially by doing social good.

Investment Strategy

We believe the Company can buy distressed (non-performing) residential mortgage loans at significant discounts to their unpaid principal balances and, more importantly, to their current and future market values. Many depository institutions and other holders of portfolios of sub-performing or non-performing mortgage loans in the United States continue to be under financial duress and may be motivated to sell these loans at favorable prices. In addition, government-related agencies acting as receivers, such as the Federal Deposit Insurance Corporation, have acquired and are expected to continue to acquire significant portfolios of troubled loans from failed depository institutions. In addition to sellers who may be under duress, many sellers prioritize their non-performing loan portfolios and look to sell the smallest, most distressed loans to other investors willing to take on the resolution.

The size of the non-performing and sub-performing residential mortgage loan market has grown considerably in the last few years, and we believe it will continue to grow. We believe that close to $300 billion of residential mortgage loans are troubled or at significant risk of default in their present state.

According to a 2016 Negative Equity Report published by Zillow, the condition of “negative equity,” where the amount of mortgage debt exceeds the value of the home, is concentrated in communities of lower value homes, like so many social problems in our country. Separating the housing market into “bottom-tier,” “middle-tier,” and “highest- tier,” the report concludes that 16.9% of all bottom-tier homes were in negative equity in the third quarter of 2016. In contrast just 6.8% of the highest-tier homes suffered from negative equity. Affiliates of the Company have generally invested in lower-dollar value loans, corresponding to the mortgage loans on lower value homes, and we anticipate that the Company will do the same thing.

Our focus is on distressed mortgage loans on residential properties worth less than $125,000. We believe the Company will be one of only a few national, institutional-quality buyers (with committed capital) for these lower dollar-value assets, and it seeks to acquire assets that are too small and too distressed to be a high priority for larger banks, hedge funds, or other large buyers.

The Company intends to invest primarily in U.S. single-family residential mortgage loans, secured by one-to-four- family homes. On occasion, if we believe it would be a good idea based on market conditions, the Company might also acquire (i) direct interests in real estate, (ii) mortgage loans secured by more than four family homes, and/or (iii) and commercial loans. Despite these occasional purchases, the Company expects that mortgage loans secured by one- to-four-family homes will comprise more than 90% of its total portfolio, although we are not bound by that figure.

Competition

Many companies and individuals compete to invest in the same kinds of loans the Company buys. The more competition there is, the more the Company will be required to pay for loans and the more risk the Company will be required to assume to obtain a given return (yield) on its investments.

Risks of Investing

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risks of Investing” contained in our Post-Qualification Offering Circular which may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our Class A Units.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information discussed in this item should be read together with the Company’s audited financial statements and related notes appearing under Item 7 of this Annual Report.

Results of Operations

On September 10, 2019, we commenced operations upon satisfying the $250,000 million minimum offering requirement for our initial Offering. For the year ended December 31, 2019, we had losses in the amount of ($58,093).

As of December 31, 2019, the Company had 8 investments in the residential mortgage loans for a total of $ 309,224 and cash and cash equivalents for an amount of $267,122.

Revenue

Interest Income

For the year ended December 31, 2019, we had interest income of approximately $9,336. We had no interest income for the year ended December 31, 2018.

Realized Gain/(Loss)

For the year ended December 31, 2019, we had realized gain of approximately $1,342. We had no realized gain for the year ended December 31, 2018.

Expenses

General and Administrative

For the years ended December 31, 2019 and 2018, we incurred general and administrative expenses of approximately $63,635 and $40,199 respectively, which included auditing and professional fees, bank fees, and other costs associated with operating our business.

Capital Resources

Apart from our efforts to raise money via the sale of Class A Units in the Offering, we are not aware of any material trends, favorable or unfavorable, in our capital resources, or any expected material changes in the mix and relative cost of such resources. We have raised capital of $606,500 as of December 31, 2019.

Asset Management Fees

For the twelve months ended December 31, 2019 and 2018, we incurred asset management fees of approximately $5,152 and none, respectively.

The Manager is entitled to a monthly management fee of (i) one-sixth of one percent (0.167%) of the aggregate capital accounts of the Investor Members on the last day of such month, and (ii) $60 for each active asset of the Company. The Company is also required to reimburse the Manager for all costs and expenses incurred solely on behalf of the Company including fees paid to and expenses of third-party service providers, other than those expenses that are specifically the responsibility of the Manager pursuant to the agreement.

The increase in the amount of asset management fee is attributable to increase in our NAV, as the asset management fee is calculated as percentage of NAV each month and increase in the number of investments.

Our Investments

During year ended December 31, 2019, we invested in 8 Mortgage loans with a total principal amount of $312,733. As of the date of this report, the total number of outstanding Mortgage Loans was 8 and the outstanding balance was

$309,224.

Liquidity and Capital Resources

The Company is seeking to raise up to $15,000,000 of capital in this Offering by selling Class A Investor Shares to Investors. To provide more “liquidity” – meaning cash – we might borrow money from banks or other lenders, secured by the loans and other property owned by the Company. Typically, we are able to borrow approximately 70% of the purchase price of loans. The Company does not currently have any capital commitments. We expect to deploy most of the capital we raise in the Offering in buying loans. Should we need more capital for any reason, we intend to either sell more Class A Investor Shares or sell other classes of securities.

In selling Class A Investor Shares or other securities, we might be constrained by the securities laws. For example, we are not allowed to sell more than $50,000,000 of securities using Regulation A during any period of 12 months.

Off-Balance Sheet Arrangements

As of December 31,2019, and 2018, we had no off-balance sheet arrangements.

Item 3. Directors and Officers

Key Contributors

Name	Position	Age	Term of Employment	Time Commitment
Executive Officers
Terrence Osterman	Co-Founder	40	Indefinite	See Below
Richard Allen	Co-Founder	37	Indefinite	See Below

Significant Employees
Miriam Burgos	Operations Manager	57	At Will	See Below

Brett Burky	Director of Business Development	37	At Will	See Below
Mike Mclin	Director of Technology	38	At Will	See Below

Employer

The Company itself has no employees. All of the individuals listed above are employees of Cloud Capital Management, LLC, which is the Manager of the Company.

Time Commitment

Mr. Osterman and Mr. Allen will devote such time to the business of the Company as they determine in their discretion. They will not work full-time on the Company’s business and will manage other business interests in addition to the Company. Nevertheless, each currently expects to spend approximately 35 hours per week on the Company’s business. Following is the number of hours per week we expect each “Significant Employee” to devote to the Company’s business:

Significant Employees	Approximate Hours per Week
Miriam Burgos	40
Brett Burky	20

Family relationships

There are no family relationships among the Executive Officers and Significant Employees.

Ownership of related entities

The Company is an affiliate of the Company’s Manager, Cloud Capital Management, LLC, a Florida limited liability company D/B/A MWM, which is ultimately owned and controlled by Mr. Osterman and Mr. Allen.

Business experience

Terrence Osterman

Mr. Osterman begin his career in sales in the real estate investment space at RealNet USA, where he worked between 2006 and 2008. RealNet was a large-scale wholesaler of investment homes and nationwide hard money lender. Mr. Osterman learned how to source, evaluate, fund, sell and repair “low value” investment properties, and established a keen sense of how the single family real estate investment world worked. Mr. Osterman also originated loans as a hard money lender for home renovation investment. Mr. Osterman was involved in successfully closing and funding hundreds of “low value” fixer upper single family homes during his tenure, while successfully managing his own triplex property until its eventual successful sale.

From 2008-2009, Mr. Osterman and a few partners founded their own real estate investment firm, called Compass Group Realty, LLC and coupled it with co-founding a company called StopForeclosureShop.com that attempted to help homeowners save their homes by assisting and negotiating for them through the loan modification process (his first socially responsible business venture). By 2009, Mr. Osterman and his co-founders (including Mr. Allen, discussed below) changed the name of this business to InvestmentHomesDirect.com, and started to scale their efforts in the real estate investment space, growing to over 20 people and eventually opening a second office in Tampa, Florida. At its peak, InvestmentHomesDirect.com was buying and selling 20-25 “low value” single family homes a month from two offices and with over 30 employees. The end of this journey came in 2011, when Mr. Osterman and Mr. Allen decided to sell their interest to the last remaining founder and start up another real estate investment company called RT Equity Investments, LLC.

In 2014, Mr. Allen and Mr. Osterman opened an investment firm, Cloud Capital Management, LLC, that focuses on investing in small to medium balanced non-performing debt. Over the past three years, they managed a multimillion- dollar mortgage note portfolio focused on capital efficiency and capital preservation.

Richard Allen

After graduating from the University of Central Florida, Mr. Allen obtained his real estate license in Florida and began working for Realnet USA in 2005, where he was consistently a top producer. During his time at RealNet, Mr. Allen gained experience in evaluating residential real estate as an investment and exploring options of multiple exit strategies for each asset.

In 2008, in the midst of what is now known as the largest financial crisis since the Great Depression and collapsing housing market, Mr. Allen and a few co-workers opened their own wholesale firm that eventually became known as InvestmentHomesDirect.com. In December of 2011, after growing the company for three years and boasting a track record of purchasing over 400 single family homes with a purchase price of $25,000,000 and a market value of $45,000,000 Mr. Allen and Mr. Osterman sold their interests in the company to the remaining partner.

In 2014, Mr. Allen and Mr. Osterman opened Cloud Capital Management, LLC to focus on investing in small to medium balanced nonperforming mortgage loans. Over the past three years, they have managed a multi-million dollar mortgage note portfolio focused on capital efficiency and capital preservation.

Mr. Allen and Mr. Osterman have continued to disrupt the mortgage space by attempting to bring transparency and liquidity to the secondary mortgage note market through a proprietary online trading platform known as Paperstac.com. Paperstac.com seeks to provide a secure secondary trading platform environment for mortgage note trading.

Miriam Burgos

Miriam has over a decade of experience in both residential and commercial real estate. Over the last 10 years, her experience has been concentrated in developer, broker, and investor transactions and her areas of knowledge include acquisitions, ground-up development, remodels, lease negotiations, and franchisee start-ups. Her positions include:

●	Executive Administrative Assistant for private lender; KSC Mortgage
●	Administrative Assistant: The Sofran Group; A commercial & real estate development company
●	Executive Administrative Assistant for 7-Eleven, Commercial New Store Development (10 member division)
●	Administrative Assistant: DC Project & Construction Management

Brett Burky

Brett began his marketing career in 2003 in affiliate marketing. His main focus was on the different “traffic” sources on the internet and at that time SEO was his primary form of traffic.

From 2007 until 2010, Brett was a partner in a marketing agency where he managed six-figure monthly adwords budgets. Clients at that time included theme parks, professional speakers, and local businesses. At this time, he built on his digital marketing skills in SEO, Paid Search and Social Marketing.

In late 2010, he left the agency to be able to start his own startup with a team of venture capital investors. He built a team of 15 content writers, a developer, and a media business partner. Brett developed over 150 websites all focused on affiliate marketing for different niches from weight loss to candles. In 2012 Brett left the affiliate marketing world to focus on teaching.

Mike Mclin

Mike graduated from Full Sail University in 2003 with a degree in 3D Computer Animation. Shortly after graduating, Mike formed Clermont Media Group, a video production company, with two partners. In its first year the company released a wakeboard instructional DVD set titled “The Book,” which has sold over 100,000 discs worldwide and become wakeboarding industry’s top selling DVD of all-time.

From August 2010 to June 2013, Mike led an internet marketing team at a large real estate company where, among other things, he created a custom booking engine. In June 2013 he became a Senior Web Engineer at an eLearning company based in Orlando, FL.

Legal proceedings

Within the last five years, no Executive Officer or Significant Employee has been convicted of, or pleaded guilty or no contest to, any criminal matter, excluding traffic violations and other minor offenses.

Within the last five years, no Executive Officer or Significant Employee, no partnership of which an Executive Officer or Significant Employee was a general partner, and no corporation or other business association of which an Executive Officer or Significant Employee was an executive officer, has been a debtor in bankruptcy or any similar proceedings.

Compensation of our Manager

The Company will pay the Manager a management fee equal to 0.1667% of the total capital accounts of all of the Members of the Company as of the last day of each calendar month, or approximately 2.0% of the capital accounts per year, plus a monthly fee of $60 for each active asset (loan). The “capital account” of a Member will generally be equal to the amount the Member paid for his or her interest in the Company, minus the amount of capital that has been returned to the Member.

Item 4. Security Ownership of Management and Certain Security Holders

Security ownership of management

The limited liability company interests of the Company are represented by 20,000,000 “Shares,” of which 19,000,000 are designated as “Investor Shares” and 1,000,000 as “Common Shares.” Of the 19,000,000 total Investor Shares, 5,000,000 have been designated as “Class A Investor Shares.”

All the Common Shares are owned by the Company’s Manager. The Class A Investor Shares will be owned by Investors.

As of December 31, 2019, the Shares are owned as follows:

Common Shares

Name and Address of Owner	Amount of Ownership	Percent of Class
Cloud Capital Management, LLC* 300 S Orange Ave, Suite 1000 Orlando, Florida 32801	1,000,000	100%

Class A Investor Shares

Name and Address of Owner	Amount of Ownership	Percent of Class
Class A Investors:	$ 606,500	100%

*	Cloud Capital Management, LLC is the Manager of the Company and, as of the date of form, is owned and controlled by Terrence Osterman and Richard Allen. Cloud Capital Management, LLC has filed a fictitious name registration with the Florida Division of Corporations and is doing business as “MWM”.

Item 5. Interest of Management and Others in Certain Transactions

For further details, please see Note 3, “Related Party Arrangements” in Item 7 “Financial Statements”.

Item 6. Other Information

None.

Item 7. Financial Statements

MONEY WITH MEANING FUND, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

Together with

Independent Auditors’ Report

MONEY WITH MEANING FUND, LLC
INDEX TO FINANCIAL STATEMENTS

9605 S. Kingston Ct. Suite 200 Englewood, CO 80112 303-721-6131 www.richeymay.com Assurance | Tax | Advisory

INDEPENDENT AUDITORS’ REPORT

To the Members of Money With Meaning Fund, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Money With Meaning Fund, LLC (the “Company”), which comprise the statement of assets, liabilities, and members’ equity as of December 31, 2019, and the related statements of operations, changes in members’ equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the modified cash basis of accounting as described in Note A; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of assets, liabilities, and members’ equity presents fairly, in all material respects, the financial position of Money With Meaning Fund, LLC as of December 31, 2019, and the results of its operations, changes in its members’ equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Prior Period Financial Statements

The financial statements of Money With Meaning Fund, LLC as of and for the year ended December 31, 2018, were audited by Artesian CPA, LLC and whose report dated April 2, 2019, expressed an unmodified opinion on those financial statements.

Englewood, Colorado

July 1, 2020

MONEY WITH MEANING FUND, LLC

STATEMENTS OF ASSETS, LIABILITIES AND MEMBERS’ EQUITY

AS OF DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS
Cash and Cash Equivalents	$267,122	$-
Investment in Residential Mortgage Loans (cost $312,733)	309,224	-
Deferred Offering Costs	-	111,420
Contributions Receivable	15,000	-
Interest Receivable	2,178	-
Receivable/Payable from Loan Servicer	1,776	-

Total Assets	$595,300	$111,420

LIABILITIES AND MEMBERS’ EQUITY
Accounts Payable	$15,791	$6,564
Due to Manager	173,309	146,795
Administration Fee Payable	6,000	-
Management Fee Payable	5,152	-

Total Liabilities	200,252	153,359

Members’ Equity: (Note 5)
Capital Addition:
Class A Units issued and outstanding- 60,650 authorized	606,500	-
Members’ Equity/(Deficit)	(41,939)	(41,939)
Offering Costs	(111,420)	-
Income and Retained Earnings	(58,093)	-
Total Members’ Equity	395,048	(41,939)

Total Liabilities and Members’ Equity	$595,300	$111,420

MONEY WITH MEANING FUND, LLC

SCHEDULES OF INVESTMENTS

AS OF DECEMBER 31, 2019*

Date of Note	Sector	Seller	Cost per loan	Fair Market Value	Percentage of Members’ Equity	Interest Rate	Maturity Date

09/09/2019	United States Mortgage Loans	RT Equity Investments LLC	48,542	$48,283	12.22%	6.50%	03/01/2045

09/09/2019	United States Mortgage Loans	RT Equity Investments LLC	18,854	18,344	4.64%	10.50%	10/01/2029

09/09/2019	United States Mortgage Loans	RTE 1 LLC	28,648	28,619	7.24%	7.00%	10/01/2055

09/09/2019	United States Mortgage Loans	RTE 1 LLC	68,789	68,019	17.22%	3.38%	08/01/2043

09/09/2019	United States Mortgage Loans	RTE 1 LLC	46,033	45,629	11.55%	4.88%	01/01/2041

09/09/2019	United States Mortgage Loans	RTE 1 LLC	31,262	30,568	7.74%	4.33%	05/01/2033

09/09/2019	United States Mortgage Loans	RTE 1 LLC	32,328	32,328	8.18%	10.00%	12/01/2041

09/09/2019	United States Mortgage Loans	RTE 1 LLC	38,277	37,434	9.48%	10.00%	12/13/2030

			$312,733	$309,224	78.28%

*	No investments were held as of December 31, 2018.

MONEY WITH MEANING FUND, LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
INVESTMENT INCOME
Interest Income	$9,336	$-
Bank Interest	16	-
Total Investment Income	9,352	-

EXPENSES
Professional Fees	24,266	16,739
Administration Fees	18,005	-
Marketing Costs	9,246	23,460
Audit & Tax Fees	5,635	-
Management Fee	5,152	-
Legal Expenses	2,288	-
Corporate Advance Expenses	1,925	-
Loan Servicing Fees	1,372	-
Bank Fees	898	-
Total Expenses	68,787	40,199

Net Investment Loss	(59,435)	(40,199)

REALIZED AND UNREALIZED GAIN/LOSS ON INVESTMENTS
Net realized gain from residential mortgage loans	1,342	-
NET LOSS	$(58,093)	$(40,199)

MONEY WITH MEANING FUND, LLC
STATEMENTS OF MEMBERS’ EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

Members’ Equity
Balance, May 8, 2017 (inception)	$-

Net Loss from Operations	(1,740)
Balance, December 31, 2017	(1,740)

Net Loss from Operations	(40,199)
Balance, December 31, 2018	$(41,939)

Class A Units Issued	606,500
Class A Units Redeemed	-
Offering Costs	(111,420)
Net Income/(Loss) From Operations	(58,093)
Balance, December 31, 2019	$395,048

MONEY WITH MEANING FUND, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(58,093)	$(40,199)
Purchases of Investments	(312,733)	-
Proceeds from sale of investments	4,851
Adjustments to Reconcile Net Income to Net Cash provided by (used in) Operating Activities:
Net realized gain/(loss) on investments	(1,342)	-
Net Increase/Decrease in Other Interest Receivable	(2,178)	-
Net Increase/Decrease in Receivable/Payable from Loan Servicer	(1,776)	-
Net Increase/Decrease in Accounts Payable	9,227	440
Net Increase/Decrease in Due to Manager	26,514	-
Net Increase/Decrease in Fund Administration Payable	6,000	-
Net Increase/Decrease in Management Fees Payable	5,152	-
Net cash used in operating activities	(324,378)	(39,759)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital Addition	591,500	-
Net cash provided by financing activities	591,500	-

Net Increase (Decrease) in Cash and Cash Equivalents	267,122	-
Cash and Cash Equivalents, at Beginning of year	-	-
Cash and Cash Equivalents, End of year	$267,122	$-

MONEY WITH MEANING FUND, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND BUSINESS

Money With Meaning Fund, LLC (the “Company”), is a limited liability company organized May 8, 2017 under the laws of Delaware. The Company was formed to invest in (buy) primarily non-performing mortgage loans, meaning loans that are secured by a mortgage on real estate (typically a single-family residential property) and delinquent in payment, and work with homeowners to resolve the nonperforming loans in a socially conscious manner.

The Company is managed by Cloud Capital Management, LLC (the “Manager”), a Florida limited liability company and the sole member of the Company as of December 31, 2018. Cloud Capital Management, LLC (a related party) has exclusive control over all aspects of the Company’s business in its role as Manager.

As of December 31, 2019, the Company has commenced its planned principal operations and has started generating revenue. The Company’s activities since inception have consisted of formation activities and preparations for capital raising. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern and Management’s Plans

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company commenced its planned principal operations and has started generating revenues. The company holds $267,122 in cash as of December 31, 2019.

If we are unable to obtain sufficient amounts of capital, we may be required to reduce the scope of our planned loan operations, which could harm our business, financial condition and operating results. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business. The Company has a limited operating history and just started generating revenue from intended operations. The Company’s business and operations are sensitive to general business and economic conditions in the U.S. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2019, the Company has $267,122 in its bank accounts.

Fair Value of Financial Instruments

FASB ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not assumptions specific to the entity.

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable. The carrying amounts reported in the balance sheet approximate their value.

The following table presents information about the Company’s assets shown by major category within the fair value hierarchy as of December 31, 2019:

	Assets at fair value*
Description	Level 1	Level 2	Level 3	Total
Assets
Residential Mortgage Loans	$-	$-	$309,224	$309,224

*	No investments were held as of December 31,2018.

The following table includes a rollforward for the year ended December 31, 2019, of the amount of financial instruments classified within Level 3. The classification of a financial instrument within Level 3 is based upon the significance of the unobservable inputs to the overall fair value measurement.

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
Assets	Balance at January 1, 2019(1)	Transfers Into (Out of) Level 3	Purchases	Sales/ Proceeds (2)	Balance at December 31, 2019
Residential Mortgage Loans	$-	$-	$312,733	$(3,509)	$309,224

(1)	No investments were held as of December 31,2018.
(2)	Includes principal payments received from residential mortgage loans.

The following table summarizes the valuation technique and significant unobservable inputs used for the Company’s investments that are categorized in Level 3 of the fair value hierarchy as of December 31, 2019:

Assets	Fair value	Valuation technique	Unobservable inputs	Range of inputs
Residential Mortgage Loans	$309,224	Cost basis	Loss severities, probabilities of defaults	4% - 11%

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The company has losses of $58,093 as of December 31, 2019.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (SAB) Topic 5A - “Expenses of Offering”. Deferred offering costs consist principally of legal fees incurred in connection with an offering the Company has commenced during 2019 under Regulation A. The offering under Tier 2 of Regulation A (the “Offering”) was “qualified” by the Securities and Exchange Commission on June 3, 2019. Prior to the completion of the offering, these costs are capitalized as deferred offering costs on the balance sheet. As of December 31, 2018, there was $111,420 in offering costs. As of December 31, 2019, the total deferred offering costs were charged to member’s equity.

Income Taxes

The Company is a Delaware limited liability company and is treated as a pass-through entity for federal income tax purposes. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its sole member. Therefore, no provision for income tax has been recorded in the accompanying financial statements. Income from the Company is reported and taxed to the member on its individual tax return.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Deferred Offering Costs

The Company capitalizes costs of its offering of securities which will be applied against proceeds received if successful. If unsuccessful, such costs will be expensed. The following table presents information about the deferred offering cost during the year 2019 and 2018 respectively:

Amount
Balance, December 31, 2018	$111,420
Charged to members’ equity during 2019	111,420
Balance, December 31, 2019	$-

Loans Held for Investment

Loans held for investment will be carried at amortized cost, net of discounts and premiums, deferred loan origination fees and costs. Net deferred loan origination fees and costs on loans are amortized or accreted using the interest method over the expected life of the loans. Amortization of deferred loan fees and costs are discontinued for loans placed on nonaccrual. Any remaining deferred fees or costs and prepayment fees associated with loans that payoff prior to contractual maturity are included in loan interest income in the period of payoff. Loan commitment fees received to originate or purchase a loan are deferred and, if the commitment is exercised, recognized over the life of the loan as an adjustment of yield or, if the commitment expires unexercised, recognized as income upon expiration of the commitment. Loans held for investment are not adjusted to the lower of cost or estimated market value because it is management’s intention, and the Company has the ability, to hold these loans to maturity.

Interest on loans is credited to income as earned. Interest receivable is accrued only if deemed collectible. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. The accrual of interest on loans is discontinued when principal or interest is past due 90 days based on contractual terms of the loan or when, in the opinion of management, there is reasonable doubt as to collection of interest. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest income generally is not recognized on impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans is applied as a reduction to the loan principal balance. Interest accruals are resumed on such loans only when they are brought current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to all principal and interest.

A loan is considered to be impaired when it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. We review loans for impairment when the loan is classified as substandard or worse, delinquent 90 days, determined by management to be collateral dependent, or when the borrower files bankruptcy or is granted a troubled debt restructure. Measurement of impairment is based on the loan’s expected future cash flows discounted at the loan’s effective interest rate, measured by reference to an observable market value, if one exists, or the fair value of the collateral if the loan is deemed collateral dependent. The Company selects the measurement method on a loan-by-loan basis except those loans deemed collateral dependent. All loans are generally charged-off at such time the loan is classified as a loss.

Note: Managing member has to option to change the specific terms due to their discretion.

Real Estate Owned

Real estate properties acquired through, or in lieu of, loan foreclosure are recorded at fair value less cost to sell with any excess loan balance charged against the allowance for estimated loan losses. The Company will obtain an appraisal and/or market valuation on all real estate owned at the time of possession. After foreclosure, valuations are periodically performed by management. Any subsequent fair value losses are recorded to other real estate owned operations with a corresponding write-down to the asset. All legal fees and direct costs, including foreclosure and other related costs are expensed as incurred.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers. This ASU amends the guidance for revenue recognition, creating the new Accounting Standards Codification Topic 606 (“ASC 606”). ASC 606 requires the following steps when recognizing revenue: 1) identify the contract with the customer 2) identify performance obligations in the contract 3) determine the transaction price 4) allocate the transaction price to the performance obligations in the contract and 5) recognize revenue when or as performance obligations are satisfied. The new revenue guidance requires additional disclosures related to the nature, amount, timing, and uncertainty of revenue from customer contracts. ASC 606 may be adopted by using one of two methods 1) retrospective application to each prior reporting period presented or 2) a modified retrospective approach, requiring the standard be applied only to the most current period presented, with the cumulative effect of initially applying the standard recognized at the date of initial application.

NOTE 3 - NOTE PAYABLE TO RELATED PARTY

Expenses since inception have been paid by the Manager of the Company, Cloud Capital Management, LLC (a related party), on the Company’s behalf till October 2019. After October 2019 the fund is bearing all the expenses. As per the agreement, the Company will reimburse the Manager and its affiliates, without interest, for expenses they incur in connection with the formation of the Company. Amounts due to the related party Manager of the Company was $173,309 as of December 31, 2019.

On November 1, 2018, the Company entered into a management services agreement with Cloud Capital Management LLC, the Manager of the Company. Under the agreement, the Manager is entitled to a monthly management fee of (i) one-sixth of one percent (0.167%) of the aggregate capital accounts of the investors on the last day of such month, and (ii) $60 for each active asset of the Company. The Company is also required to reimburse the Manager for all costs and expenses incurred solely on behalf of the Company including fees paid to and expenses of third-party service providers, other than those expenses that are specifically the responsibility of the Manager pursuant to the agreement.

On October 3, 2018, the Company amended its agreement to denominate the Manager’s ownership of all limited liability interests of the Company to 1,000,000 units. The denomination of the Manager’s ownership interests to units did not diminish the Manager’s ownership, and the Manager remained the sole member of the Company.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

On November 7, 2018, the Company entered into a joinder agreement to become a party to an existing loan servicing agreement between the Manager and a third-party loan servicing company, however, only with respect to assets owned by the Company. Under the agreement, the loan servicing company agrees to service and administer the Company’s mortgage loans and real estate owned (“REO”) properties in exchange for per asset monthly servicing fees, and if applicable, default resolution fees of up to 2.25% of related unpaid principal balances (“UPBs”), disposition/property liquidation fees of up to 2.5% of UPBs, and deboarding fees for REOs equal to 2% of net proceeds. The agreement automatically renewed for a one-year term on May 23, 2019, and on each successive anniversary unless mutually cancelled by both parties 90-days prior to the anniversary date.

On November 14, 2018, the Company entered into an asset management agreement with a third-party asset management company. Under the agreement, the asset management company agreed to provide oversight of all loan servicers with respect to the servicing of the Company’s mortgage loans, and to administer, manage and dispose of the Company’s REO properties. Such services will be provided in exchange for asset management fees comprised of acquisition fees (1% of the Company’s purchase price of its assets), mortgage loan management fees (1% per annum of the Company’s purchase price of its assets, payable monthly, and 1% of sales proceeds upon disposition), and REO management fees (1% of sales proceeds upon closing of sales). The Company may terminate the agreement with or without cause by providing 30-days’ notice to the asset management company.

NOTE 5 – MEMBERS’ EQUITY

Limited Liability Company Units

On July 1, 2017, the Company defined the limited liability interests in the Company in the agreement. Such interests are denominated into 20,000,000 “Shares”, consisting of 1,000,000 units and 19,000,000 “Investor Shares”. The Manager of the Company, Cloud Capital Management, LLC (a related party), owned all of the 1,000,000 units as of December 31, 2019. As of December 31, 2019, the Class A investors owned 60,650 shares for a total of $606,500.

NOTE 5 – MEMBERS’ EQUITY (CONTINUED)

Limited Liability Company Units (Continued)

The Manager of the Company is authorized to further divide the Investor Shares into one or more series and must document the number of shares, and the rights and preferences of such series in formal authorizing resolutions. An authorizing resolution providing for issuance of any series of Investor Shares may provide that such series shall be superior or rank equally or be junior to the Investor Shares of any other series except to the extent prohibited by the terms of the authorizing resolution establishing another series of Investor Shares. As Manager of the Company, Cloud Capital Management, LLC has full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company and to make all decisions regarding such matters. Investor Shares do not have voting rights; however, voting rights may be conferred upon all or any series of Investor Shares by the Manager of the Company in an authorizing resolution. On July 1, 2017, the Manager authorized the Company to issue 5,000,000 Investor Shares designated as “Class A Investor Shares,” having no par value, with the rights, preferences, powers, privileges and restrictions, qualifications, and limitations set forth in a formal authorizing resolution. On June 24, 2019, the manager changed the number to 2,500,000. As of the date of any distribution, owners of Class A Investor Shares (“Class A Members”), are entitled to receive a Class A Preferred Return equal to a compounded return of 12% with respect to its unreturned investment since the date of such Class A Members’ capital contribution. Class A Members have priority in distribution relative to owners of Common Shares (“Common Members”), wherein a Class A Member will first receive the Class A Preferred Return and next its unreturned investment prior to any remaining balance being distributed to Common Members. The Manager may at any time increase or decrease the authorized and/or outstanding number of Shares of any class, including Common Shares, provided that any increase or decrease in the number of Shares outstanding shall be made pro rata with respect to all Members owning the outstanding Shares of such class. The members’ equity balance was $395,048 as of December 31, 2019. Members’ equity consisted of the accumulated deficit of $41,939 as of December 31, 2019, the net losses of $58,093 and the offering costs of $111,420 charged to members’ equity.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability. The offering circular provides that Prime Trust, LLC will serve as the escrow agent of the Company. The Company has now engaged with the services of Sudrania Fund Services, LLC to act as its escrow agent and to perform other services.

NOTE 6 – MANAGEMENT INDEMNIFICATIONS

The agreement protects the Manager and its employees and affiliates from lawsuits brought by Investors. For example, it provides that the Manager will not be responsible to Investors for mistakes, errors in judgment, or other acts or omissions (failures to act) as long as the act or omission was not the result of the Manager’s fraud or willful misconduct. This limitation on the liability of the Manager and other parties is referred to as “exculpation.” The agreement also requires the Company to indemnify (reimburse) the Manager, its affiliates, and certain other parties from losses, liabilities, and expenses they incur in performing their duties. For example, if a third party sues the Manager on a matter related to the Company’s business, the Company would be required to indemnify the Manager for any losses or expenses it incurs in connection with the lawsuit, including attorneys’ fees. However, this indemnification is not available where a court or other juridical or governmental body determines that the Manager or other person is not entitled to be exculpated under the standard described in the preceding paragraph. Notwithstanding the foregoing, no exculpation or indemnification is permitted to the extent such exculpation or indemnification would be inconsistent with the requirements of federal or state securities laws or other applicable law.

NOTE 7 – FINANCIAL HIGHLIGHTS

Financial highlights presented are for the period from August 6, 2019 (commencement of operations) through December 31, 2019:

Return before expenses	(47.74)%
Total Expenses	31.52%
Return before management fee	(79.26)%
Management Fee	2.36%
Net Return	(81.62)%

Ratios to average members’ capital:
Net investment loss	(27.23)%

The financial highlights presented are for the Fund’s limited partner class as a whole. Due to the timing of capital contributions and withdrawals, an individual limited member’s returns may vary. The net investment income (loss) ratio excludes realized and unrealized gains (losses).

The internal rate of return (IRR) of the non-managing members since inception of the Company is computed based on the actual dates of capital contributions and distributions and the ending aggregate limited member capital balance (residual value).

Year 2018 was non-operational year, so no ratios are presented.

NOTE 8 - SUBSEQUENT EVENTS

The Fund has evaluated subsequent events that occurred after December 31, 2019 and through the date of this report. After December 31, 2019, the Fund had accepted 970 units of Class A totaling $ 9,700.

In early 2020, an outbreak of a novel strain of coronavirus (COVID-19) emerged globally. As a result, there have been mandates from federal, state and local authorities resulting in an overall decline in economic activity. The ultimate impact of COVID-19 on the financial performance of the Fund’s investments is not reasonably estimable at this time.

Item 8:

INDEX OF EXHIBITS

EXHIBITS

Exhibit 1A-2A	Certificate of Formation of the Company filed with the Delaware Secretary of State on May 8, 2017.*
Exhibit 1A-2B	Limited Liability Company Agreement dated November 1, 2018.*
Exhibit 1A-2C	Authorizing Resolution dated November 1, 2018.*
Exhibit 1A-4	Form of Investment Agreement.*
Exhibit 1A-6A	Servicing Agreement with SN Servicing Corporation.*
Exhibit 1A-6B	Master Servicing Agreement with Southside Community Development & Housing Corporation.*
Exhibit 1A-6G	Agreement between the Company and Mainstream Fund Services, Inc. dated January 9, 2018.*
Exhibit 1A-6D	Asset Management Agreement with Neighborhood Stabilization Capital Management, LLC.*
Exhibit 1A-6E	Management Services Agreement with Cloud Capital Management, LLC.*
Exhibit 1A-6F	Joinder Agreement modifying Servicing Agreement with SN Servicing Corporation.*

*All Exhibits are incorporated by reference to those previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Money With Meaning Fund, LLC

By:	Cloud Capital Management, LLC As Manager

By	/s/ Terrence Osterman
Terrence Osterman, Managing Member

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Terrence Osterman
Terrence Osterman
Managing Member of Cloud Capital Management Chief Executive Officer

July 20, 2020